BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and to the market in general the creation of New Business Vice-Presidency, which will be led by Marcel Sacco, executive with extensive career built, mainly, in consumer companies in the food segment. Before taking this new professional challenge at BRF, Marcel Sacco was the General Operation Director for Brazil and Latin America at The Hershey Company. He also worked at Schincariol, CadburyAdams, Telefônica, Parmalat, Bauducco, and Ceval.

Marcel has a degree in Marketing from ESPM, a postgraduate degree in Business Administration with a focus on Finance from Fundação Getúlio Vargas and a Specialization in Marketing from the International Institute for Management Development, in Lausanne, Switzerland. He completed the Executive Leadership Program at the Creative Leadership Center in San Diego in the United States, in addition to the Advanced Management Program (Fundação Dom Cabral / Insead), and has an extension course “Leading High Performance Teams / Organizational Leadership”, by Dom Cabral Foundation. He is an advisor to the Brazilian Food Industry Association (“ABIA”), of a pharmaceutical company, in addition to volunteering at the NGOs Gerando Falcões and Casa do Zezinho.

The new vice-presidency, created to support the Company's long-term strategy, called Vision 2030, will be responsible for the initiatives of PET Foods, Meat Substitutes and Snacks, in addition to the Innovation, Ingredients Segment and Ready Meals.

São Paulo, March 22, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.